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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
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                              (Name of Issuer)

                    Common Stock, $0.01 par value per share
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                       (Title of Class of Securities)

                                   024061103
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                                 (CUSIP Number)

                                 June 14, 2002
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 024061103                   13G                    PAGE 1 OF 4 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Richard E. Dauch, individually and as trustee for each of Dauch Annuity Trust 2001, Dauch Annuity Trust 2004 and Dauch Annuity Trust 2007

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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        United States

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    Number of
                           5       Sole Voting Power

      Shares                       5,100,468
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        5,100,468
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   0
    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        5,100,468
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)

        Not Applicable
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 11     Percent of Class Represented by Amount in Row (9)

        10.2%
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 12     Type of Reporting Person (See Instructions)

        IN
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



ITEM 1.              NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                     (A) NAME OF ISSUER:
                     This statement relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of American Axle and
                     Manufacturing Holdings, Inc., a Delaware corporation (the
                     "Issuer").
                     (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                     The address of the principal executive offices of the
                     Issuer is:
                              American Axle & Manufacturing Holdings, Inc.
                              1840 Holbrook Avenue, Detroit, Michigan, 48212-3488

ITEM 2.              PERSON FILING:
                     (A) IDENTITY OF PERSON FILING:
                     This statement is being filed by: Richard E. Dauch
                     individually and as trustee for the Dauch Annuity Trust
                     2001, the Dauch Annuity Trust 2004 and the Dauch Annuity
                     Trust 2007.
                     (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                              c/o American Axle & Manufacturing Holdings, Inc.
                              1840 Holbrook Avenue, Detroit, Michigan, 48212-3488
                     (C) CITIZENSHIP:
                      Richard E. Dauch is a citizen of the United States
                     (D) TITLE OF CLASS OF SECURITIES:
                     This statement relates to the Issuer's Common Stock, $0.01 par value per share.
                     (E) CUSIP NUMBER:
                     024061103

ITEM 3.              IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C),CHECK WHETHER THE
                     PERSON FILING IS A:
                     (a)  / /    Broker or dealer registered under Section 15 of the Exchange Act
                     (b)  / /    Bank as defined in Section 3(a)(6) of the Exchange Act
                     (c)  / /    Insurance company as defined in Section 3(a)(19) of the Exchange Act
                     (d)  / /    Investment company registered under Section 8 of the Investment Company Act of 1940
                     (e)  / /    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
                     (f)  / /    An employee benefit plan or endowment fund in accordance with Rule
                                 13d-1(b)(1)(ii)(F)
                     (g)  / /    A parent holding company or control person in accordance with Rule
                                 13d-1(b)(1)(ii)(G)
                     (h)  / /    A savings association as defined in Section 3(b) of the Federal Deposit Insurance
                                 Act
                     (i)  / /    A church plan that is excluded from the definition of an investment company under
                                 Section 3(c)(14) of the Investment Company Act
                     (j)  / /    Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
                                 If this statement is filed pursuant to Rule 13d-1(c), check this box. / /
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ITEM 4.              OWNERSHIP.
                     (A)     AMOUNT BENEFICIALLY OWNED: See Item 9 of Cover Page
                     (B)     PERCENT OF CLASS: See Item 11 of Cover Page
                     (C)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                       (I)   SOLE POWER TO VOTE OR DIRECT THE VOTE: See Item 5 of
                             the Cover Page
                       (II)  SHARED POWER TO VOTE OR DIRECT THE VOTE: See Item 6 of the Cover Page
                       (III) SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF: See Item 7 of the
                             Cover Page
                       (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: See Item 8 of
                             the Cover Page

                     In March 2002, the reporting person sold 1,500,000 shares of the issuer's common stock in a secondary offering. In June 2002, the reporting person completed the transfer of 2,138,185 shares of common stock from the Dauch Annuity Trust 2001 to the Sandra J. Dauch Gift Trust. As a result of the combined impact of these transactions, the beneficial ownership of the reporting person has decreased by more than five percent.

                     The reporting person is trustee of the Dauch Annuity Trust 2001, Dauch Annuity Trust 2004 and Dauch Annuity Trust 2007. In accordance with the provisions of such trust agreements, shares owned by the trusts may be distributed, from time to time, to Richard E. Dauch as beneficiary of the trusts.

                     The reporting person's spouse is trustee of the Sandra J. Dauch Gift Trust.

                     After the transfers referenced above, the reporting person's beneficial ownership under Rule 13d-3 is summarized as follows:

                        1. Richard E. Dauch owns 1,400 shares of the issuer
                           outright.
                        2. Richard E. Dauch holds options exercisable within 60
                           days of July 10, 2002 (date of filing) to acquire 1,479,234 shares of the issuer.
                        3. Dauch Annuity Trust 2004 owns 1,722,796 shares.
                        4. Dauch Annuity Trust 2007 owns 1,897,038 shares.

                     After the transfers referenced above, the Sandra J. Dauch Gift Trust increased its holdings of the issuer's common stock to 2,185,115 shares, an increase of 2,138,185 shares since December 31, 2001.

ITEM 5.              OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                     N/A

ITEM 6.              OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                     N/A

ITEM 7.              IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED
                     ON BY THE PARENT HOLDING COMPANY.

                     N/A

ITEM 8.              IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                     N/A

ITEM 9.              NOTICE OF DISSOLUTION OF GROUP.

                     N/A

ITEM 10.             CERTIFICATION.

                     (a) N/A

                     (b) N/A.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/ Patrick S. Lancaster
Dated:  July 10, 2002               --------------------------------------------
                                    Signature of Reporting Person
                                    Attorney in fact